

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2012

Via E-mail
Carlos José Fadigas de Souza Filho
Chief Executive Officer
Braskem S.A.
Av. das Nações Unidas, 8,501
São Paulo, SP—CEP 05425-070 Brazil

> **Re: Braskem S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 10, 2012**
> **File No. 1-14862**

Dear Mr. Fadigas:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Exhibit 9.1(A) to the Shareholders' Agreement of BRK Investimentos Petroquímicos S.A. and Braskem S.A. that you filed under cover of Form 6-K on April 5, 2010, states that you seek to expand your production and marketing capacity of the entire product line in your petroleum sector in several countries, including Cuba. Your Form 20-F does not include disclosure regarding operations associated with Cuba. Cuba is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, if any, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any products, materials, equipment, technology, or services that you have provided or intend to provide into Cuba, directly or indirectly, and any

agreements, arrangements, or other contacts you have had with the government of Cuba or entities it controls.

2. Please discuss for us the materiality of your contacts with Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

Carlos José Fadigas de Souza Filho
Braskem S.A.
November 6, 2012
Page 3

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance